

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Via E-mail
Steven Bonham
Vice President and Chief Financial Officer
Unify Corporation
1420 Rocky Ridge Drive
Roseville, CA 95661

> **Re:** **Unify Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed July 12, 2010**
> **File No. 001-11807**

Dear Mr. Bonham:

We have reviewed your letter dated March 4, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2011.

Exhibit Index

1.   We note your response to prior comment 6. Please be advised that we will be unable to complete our review of the Form 10-K until all comments relating to your request for confidential treatment have been resolved. Comments relating to your request for confidential treatment will be issued under separate cover.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457, or Barbara C. Jacobs, Assistant Director, at (202) 551-3730 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief